September 25, 2013

James O’Connor

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:                           The Boston Trust & Walden Funds:  File Nos. 33-44964 and 811-06526

Dear Mr. O’Connor:

On May 17, 2013, The Boston Trust & Walden Funds (formerly, The Coventry Group) (the “Trust’), filed Post-Effective Amendment No. 145 to its Registration Statement on Form N-1A to register the Walden International Equity Fund (the “Fund”), a new series of the Trust.  On June 28, 2013, you provided comments.  The Trust has revised the disclosure in its prospectus and Statement of Additional information in response to your comments, except as indicated below.  For your convenience, I have summarized your comments.

Prospectus

1.                                      Comment.  Please confirm that the effect of the fee waiver and/or reimbursement is shown in the Example only for the first year.

Response:  The Trust confirms that the effect of the fee waiver and/or reimbursement is shown in the Example only for the first year.

2.                                      Comment:  Replace the word “cost” in the Example with the word “expenses”.

Response:  Instruction 1(b) to Item 3 of Form N-1A requires registrants to include the narrative explanation.  The narrative as it appears in Form N-1A uses the word “cost”.  Therefore, we respectfully decline to make the requested change.

3.                                      Comment:  Replace the word “costs” in the Portfolio Turnover discussion with the words “fees” and “expense”.

Response:  Instruction 1(b) to Item 3 of Form N-1A requires registrants to include the narrative explanation.  The narrative as it appears in Form N-1A uses the word “cost”.  Therefore, we respectfully decline to make the requested change.

Michael.Wible@ThompsonHine.com   Fax: 614.469.3361   Phone: 614.469.3297

4.                                      Comment:  Under “Principal Investment Strategies” on page 1, please define what the adviser considers to be a middle capitalization company in terms of market cap.  We note that a generally accepted market cap range for mid-cap companies is between $1 billion and $10 billion (although the median cap in the index is $5 billion).

Response:  The definition differs from country to country.  The Trust  has added disclosure to that effect to the prospectus.

5.                                      Comment:  Under “Principal Investment Strategies” on page 1, please define precisely the term “equity securities”.  List specifically all of the kinds of equity securities in which the Fund intends to invest, as is done on page 4.  See item 4(a) of Form N-1A.

Response:  The definition of “equity securities” has been revised to more closely follow the definition on page 4.  However, the Trust continues to use the term general term “depositary receipts” in the summary section of the prospectus and list the different types of depositary receipts on page 4.  We feel this this consistent with the Form’s instructions.

6.                                      Comment:  Principal Investment Risks (page 2).  Because the Fund will be sold through an insured depository institution, we suggest that the highlighted disclosure required by Item 4(b)(1)(iii) of Form N-1A (i.e., Not FDIC Insured, etc.) should appear on the cover of the prospectus, but we believe that, at a minimum, it should be highlighted.

Response:  The disclosure has been added to the cover.

7.                                     Comment:  More About Investment Objectives, Strategies and Risk — Investment Objective (page 3).  Per Item 9(a), if applicable, state that those objectives may be changed without shareholder approval.

Response:  The requested disclosure has been added.

8.                                      Comment:  More About Investment Objectives, Strategies and Risk — Policies and Strategies (page 4).  Please clarify the meaning of the following statement: “ . . . but portfolio construction is designed to achieve comparable exposure and diversification.”

Response:  The statement has been clarified elsewhere in the prospectus.

9.                                      Comment:  More About Investment Objectives, Strategies and Risk — Investment Process for Walden International Equity Fund (page 3).  The disclosure states that the Adviser’s goal is to construct a diversified portfolio of higher quality companies from a universe of the MSCI World (ex-US) Index.  Higher than what?  Should it be “high quality”?

Response:  The word “higher” has been changed to “high”.

10.                               Comment:  More About Investment Objectives, Strategies and Risk — Investment Process for Walden International Equity Fund (page 4).  The Fund is not an index fund.  How can the Fund seek higher quality investments and not incur tracking error?  In addition, reference to tracking error may confuse investors about the nature of the Fund strategy.

Response:  The disclosure regarding tracking error has been deleted.

11.                               Comment:  Environmental, Social & Governance Guidelines (page 3).  Clarify whether the Adviser “incorporates ESG guidelines” in the selection of every stock purchased for the portfolio, as well as the construction of the portfolio as a whole.  Clarify whether these are written “guidelines”.

Response:  The ESG guidelines are used in the selection and management of all portfolio holdings.  The guidelines are based on written policies and criteria formulated by Walden Asset Management and outlined in the prospectus.

12.                               Comment.  Environmental, Social & Governance Guidelines (page 3).  In the first bullet point, define the term “financial characteristics.”  How can a company’s financial characteristics be superior to those of an index?

Response:  The term “financial characteristics” is defined by examples to mean “profitability, growth, earnings variability, financial leverage, stability, effective capital management and profitability” of the aggregate portfolio.

13.                               Comment:  Environmental, Social & Governance Guidelines (page 5).  In the sixth bullet point, state the current weighted market cap of the MSCI World (ex-US) Index.

Response:  The sixth bullet point has been deleted.  Further, the Registrant has removed all references to the MSCI World (ex-US) Index.

14.                               Comment:  Environmental, Social & Governance Guidelines (page 5).  In the seventh bullet point, explain the meaning of the term “valuation characteristics.”  We are not aware that indices have valuation characteristics.

Response:  The bullet point has been revised (and is no longer the seventh bullet point).  The Fund’s portfolio holdings, in the aggregate, will have valuation characteristics comparable or better than the valuation characteristics of companies represented by a developed international markets proxy.

15.                               Comment:  Temporary Defensive Position (page 6).  Disclose the effect of taking a temporary defensive position (e.g., that the Fund may not achieve its investment objective).

Response:  The requested disclosure has been added.

16.                               Comment:  Investment Risks (page 4).  Change this caption to “Principal Investment Risks”.

Response:  The requested change has been made.

17.                               Comment:  Convertible Security Risk (page 4).  Please confirm that only those that are in the money and immediately convertible to common stock are counted as ‘equity securities” for purposes of the 80% equity requirement.

Response:  Only those convertible securities that are “in the money” and/or immediately convertible to common stock are considered equity securities.  Disclosure to this effect has been added to the prospectus in the second bullet point under More About Investment Objectives, Strategies and Risk — Policies and Strategies”.

18.                               Comment:  FDIC Disclosure (page 4).  As previously suggested, this warning should be on the cover.

Response:  Please see the response to Comment 6.

19.                               Comment:  Disclosure of Portfolio Holdings (page 5).  If applicable, please disclose that this information (i.e., policies/procedures re: holdings disclosure) is available on the Fund’s website.

Response:  The registrant does not maintain a website for this Fund.

20.                               Comment:  Purchasing and Adding to Your Shares (page 6).  To be consistent and avoid confusion, use the term “good order (See pages 6 and 7) rather than “proper form’.

Response:  The term “proper form” has been replaced with “good order”.

21.                               Comment:  Instructions for Selling Shares (page 8).  The use of the term “valid” is confusing.  “Validation” is not required, for selling shares.  Is the Fund assuming responsibility for determining the validity of the sell order?  Do you mean a redemption request that is in “good order”?

Response:  The term “valid” has been deleted and replaced with “redemption request that is in good order”.

22.                               Comment:  Instructions for Selling Shares (page 8).  The title of the cross referenced section is confusing.  The cross-referenced section applies only to written requests.  The citation is unnecessary because the procedures for requesting withdrawal begin immediately thereafter.

Response:  The cross reference has been deleted.

23.                               Comment:  General Policies on Selling Shares (page 8).   This title is confusing because the section applies only to written redemption  requests.  Please delete and instead bold as a title “Redemptions in Writing Required” because it better describes the substance of the section.

Response:  The captions have been revised as requested.

Statement of Additional Information

1.                                      Comment:  Repurchase Agreement (page 3).  Because a repurchase agreement is in substance a loan made by the Fund, please clarify that a repurchase agreement is subject to the continuing 300% asset coverage requirement in Section 18(f)(1).  You may also wish to clarify that the collateral that the Fund received may be included in calculating the Fund’s total assets in determining whether the Fund has loaned more than one-third of its assets, despite the fact that it is not accounted for as an asset.

Response:  The Trust respectfully declines to add the requested disclosure.

2.                                      Comment:  Investment Restrictions — Borrowing (page 10).  Other than certain permitted bank borrowings, Section 18(f) prohibits a Fund from issuing any “senior security” as defined in Section 18(g).  In Investment Company Act Release 10666, Securities Trading Practices of Registered Investment Companies (April 18, 1979), the staff took the position that the issue of senior security status will not be raised with respect to reverse repurchase agreements providing certain asset segregation requirements are met.  Please disclose, where appropriate, how the Fund will avoid senior security status with respect to its leveraging by means of reverse repurchase agreements.

Response:  The Funds currently do not invest in reverse repurchase agreement and are not permitted to under the current prospectus and SAI.  This language was added to the borrowing restriction to provide flexibility should the Funds decide to engage in these transactions in the future.  Disclosure regarding repurchase agreements, including coverage requirements, will be added to the SAI if and when the Fund decides to engage in such transactions.

3.                                      Comment:  Investment Restrictions — Purchase and Sale of Commodities and Commodity Contracts (page 10).  Investment companies defined in Section 3(a) of the ICA cannot invest directly in commodities because they are not securities defined in Section 2(a)(36) of the ICA.  If the Fund does intend to invest in commodities indirectly or by means of commodity-based derivatives, please explain how it will comply with the IRS position, adopted in Rev. Rul. 2006-1, 2006-2 I.R.B. 261, applicable to investment companies that have elected tax treatment under Section 851 of the Internal Revenue Code.  The revenue ruling provides the income from such investments is not qualifying income as defined in Section 851(b)(2) of the Code.

Response:  The Fund does not intend to invest in commodities indirectly or by means of commodity-based derivatives.

The Trust has authorized me to convey to you that the Trust acknowledges the following:

1.                                      The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.                                      Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.                                      Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

4.                                      The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

If you have any questions or additional comments, please call the undersigned at 614-469-3297.

Very truly yours,

/s/ Michael V. Wible

Michael V. Wible